UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)
The Orchard Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
25388X 20 5
(CUSIP Number)
Glen W. Roberts, Esq.
Thomas L. Hanley, Esq.
Sonnenschein Nath & Rosenthal LLP
Two World Financial Center
New York, NY 10281
Telephone: (212) 768-6700
Fax: (212) 768-6800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 15, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	25388X 20 5	13D	Page	2	of	11 pages

1	NAMES OF REPORTING PERSONS
	Name: I.R.S. Identification No.:	Dimensional Associates, LLC 13-4244006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.

**	Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	3	of	11 pages

1	NAMES OF REPORTING PERSONS
	Name: I.R.S. Identification No.:	JDS Capital, L.P. 13-4189233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

PN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.

**	Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	4	of	11 pages

1	NAMES OF REPORTING PERSONS
	Name: I.R.S. Identification No.:	JDS Capital Management, LLC 13-3918633

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.

**	Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	5	of	11 pages

1	NAMES OF REPORTING PERSONS
Name:	Joseph D. Samberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,199,003*, **

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,199,003*, **

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%***

14	TYPE OF REPORTING PERSON

IN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.

**	As the managing member of JDS Capital Management, LLC, the ultimate parent of Dimensional Associates, LLC, Joseph D. Samberg may be deemed to have sole voting and sole dispositive power with respect to all equity securities of the Issuer that are owned of record by Dimensional Associates, LLC.

***	Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	6	of	11 pages

1	NAMES OF REPORTING PERSONS
Name:	Daniel C. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		35,316*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,316*

WITH	10	SHARED DISPOSITIVE POWER

4,199,003**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,234,319*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.7%***

14	TYPE OF REPORTING PERSON

IN

*	Does not include shares of common stock of the Issuer issuable pursuant to restricted stock awards that have not yet vested.

**	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.

***	Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP NO. 25388X 20 5	13D	Page 7 of 11 pages
EXPLANATORY NOTE
     The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 21, 2007 (the “Schedule 13D”), Amendment No. 1 thereto, filed with the SEC on November 2, 2009 (“Amendment No. 1”), and Amendment No. 2 thereto, filed with the SEC on January 12, 2010 (“Amendment No. 2”), in each case, with respect to the shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), issued by The Orchard Enterprises, Inc. (formerly Digital Music Group, Inc.), a Delaware corporation (the “Issuer”), are hereby amended by this Amendment No. 3 (“Amendment No. 3”) to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such terms in Amendment No. 1.
     The Reporting Persons are filing this Amendment No. 3 in connection with Dimensional’s entry into an Agreement and Plan of Merger with the Issuer described in Item 4 below.
ITEM 2. Identity and Background.
     This statement is being filed by Dimensional Associates, LLC, a New York limited liability company (“Dimensional”), JDS Capital, L.P., a Delaware limited partnership (“ JDS ”), JDS Capital Management, LLC, a Delaware limited liability company (“JDSCM”), Joseph D. Samberg and Daniel C. Stein (together with Dimensional, JDS, JDSCM and Joseph D. Samberg, the “Reporting Persons”).
     The address of the principal business and office of Dimensional, JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein is 1091 Boston Post Road, Rye, NY 10580. The principal business of Dimensional is managing the investments made by JDS. The principal business of JDS is investing in private, public and distressed debt and equity, and the principal business of JDSCM is serving as the sole ultimate general partner of JDS.
     JDS holds a majority membership interest in, and is the manager of, Dimensional. JDSCM is the general partner of JDS. Joseph D. Samberg has a minority membership interest in Dimensional, and is managing member of JDSCM. Daniel C. Stein is an executive officer and director of Dimensional.
     The present principal occupation of Daniel C. Stein is executive officer and director of Dimensional. In addition, Mr. Stein served as Interim Chief Executive Officer of the Issuer from September 2009 to October 27, 2009. The present principal occupation of Joseph D. Samberg is managing member of JDSCM.
     Each of Daniel C. Stein and Joseph D. Samberg is a United States citizen.
     The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 3 to Schedule 13D was filed as Exhibit 99.1 to the Schedule 13D filed with the SEC by the Reporting Persons on November 21, 2007.
     To the best knowledge of the Reporting Persons, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons (as applicable), has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable pursuant to the Merger will be funded from existing investment capital.
     Reference is made to the Agreement and Plan of Merger, dated as of July 10, 2007 (as amended by the Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated as of October 5, 2007, as further amended by Amendment No. 1 to the Second Amended and Restated Agreement and Plan of Merger, dated as of November 7, 2007) (the “DMGI Merger Agreement”) (the DMGI Merger Agreement and the amendment thereto were filed as Exhibits 99.2 and 99.3, respectively, to the Schedule 13D filed with the SEC by the Reporting Persons on November 21, 2007), by and among The Orchard Enterprises Inc., a New York corporation (“The Orchard”), DMGI New York, Inc., a New York corporation and a wholly-owned subsidiary of the Issuer (“DMGI Merger Sub”), and the Issuer pursuant to which The Orchard merged with and into DMGI Merger Sub and continued as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “DMGI Merger”). Pursuant to the DMGI Merger Agreement, the Issuer issued (or reserved for issuance) to The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) an aggregate of 9,064,941 shares of Issuer Common Stock (on a pre-split basis) and 448,833 shares of Series A Preferred Stock. As a result of the DMGI Merger, the Reporting Persons acquired beneficial ownership of 8,127,829 shares of Issuer Common Stock (on a pre-split basis) and 446,918 shares of Series A Preferred Stock.
     On November 13, 2007, the Board of Directors of the Issuer declared a one for three reverse stock split of the Issuer’s Common Stock effective November 14, 2007. Giving effect to the reverse stock split, The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) received (or had the right to receive) an aggregate of 3,021,640 shares of Issuer Common Stock and 448,833 shares of Series A Preferred Stock, of which the Reporting Persons acquired beneficial ownership of 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock are convertible into 1,489,727 shares of Issuer Common Stock after giving effect to the reverse stock split).
     References to and descriptions of the DMGI Merger Agreement and the amendment thereto set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the DMGI Merger Agreement and the amendment thereto.
ITEM 4. Purpose of Transaction.
     The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein.
     As described in more detail in Item 3 above, each of the Reporting Persons acquired beneficial ownership of shares of Issuer Common Stock upon consummation of the DMGI Merger pursuant to the DMGI Merger Agreement and hold a controlling equity interest in the Issuer. In addition, (a) on June 4, 2008, Daniel C. Stein was granted options to acquire 28,790 shares of Issuer Common Stock (of which 19,193 are currently vested and exercisable) and 9,596 shares of restricted Issuer Common Stock (of which 6,396 shares have vested), and (b) on June 2, 2009, Mr. Stein was granted 19,455 shares of restricted Issuer Common Stock (of which 9,727 shares have vested), in recognition for his service on the Board.

CUSIP NO. 25388X 20 5	13D	Page 8 of 11 pages
     In connection with the DMGI Merger, the Issuer, Dimensional and certain other stockholders of The Orchard entered into a Registration Rights Agreement, dated November 13, 2007 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, (i) Dimensional may demand the Issuer to file a registration statement for the resale of the shares of Issuer Common Stock beneficially owned by Dimensional at any time from and after the date that is six (6) months following the closing of the DMGI Merger or (ii) Dimensional and any other holders of Registrable Securities (as such term is defined in the Registration Rights Agreement) may demand that, upon the determination by the Issuer to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others of any of its equity securities at any time from and after the date that is twelve (12) months following the closing of the DMGI Merger, the shares of Issuer Common Stock beneficially owned by Dimensional and/or such other holders, as applicable, be included in any such registration statement filed by the Issuer.
     As contemplated by the DMGI Merger Agreement, the Board of Directors of the Issuer was decreased to seven members in connection with the DMGI Merger. As contemplated by the DMGI Merger Agreement, certain Directors of the Issuer’s Board resigned in connection with the DMGI Merger and The Orchard had the right to designate four members to fill such vacancies. One of The Orchard’s designees is Daniel C. Stein.
     On October 15, 2009, Dimensional delivered to the Board of Directors of the Issuer a letter in which Dimensional proposed to enter into non-binding discussions with the Issuer regarding a potential transaction through which Dimensional would acquire all of the outstanding shares of Issuer Common Stock that are not currently owned by Dimensional at a price of $1.68 per share. The Board of Directors of the Issuer formed a Special Committee comprised of independent and disinterested directors to review and evaluate Dimensional’s proposal. The Special Committee also engaged independent legal counsel and an independent financial advisor to assist in its review and evaluation. After preliminary discussions with representatives of the Special Committee, Dimensional revised its proposed price to $1.84 per share.
     On January 8, 2010, Dimensional delivered to the Special Committee a letter in which Dimensional (a) reaffirmed its interest regarding its proposal that was the subject of the October 15, 2009 letter and (b) described the circumstances under which it would be willing to increase its proposed price in any such proposed transaction to $2.00 per share.
     On March 9, 2010, Dimensional formed Orchard Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dimensional (“Merger Sub”). On March 15, 2010, the Issuer, Dimensional and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Dimensional. As of the effective time of the Merger, each outstanding share of the Issuer Common Stock, other than outstanding shares of Issuer Common Stock (i) held by Dimensional, its affiliates or Merger Sub, or (ii) with respect to which dissenters rights are properly exercised, will be converted and exchanged into the right to receive:
•	$2.05 in cash; and

•	a contingent right to receive a share of additional consideration (“Additional Consideration”).
     The Additional Consideration will be paid, if, on or prior to the six-month anniversary of the consummation of the Merger, Dimensional, the Issuer or any of their affiliates enters into a commitment (the “Resale Transaction”) to sell at least 80% of the outstanding voting securities of the Issuer or at least 80% of the assets of the Issuer. The Additional Consideration will be an amount equal to 15% of the difference between the enterprise value of the Issuer in the Resale Transaction and the enterprise value of the Issuer immediately prior to the consummation of the Merger as calculated in accordance with the terms of the Merger Agreement. If the Additional Consideration is to be paid, Dimensional will pay such amount to the paying agent, for the benefit of, and distribution to, the Issuer’s pre-Merger stockholders and, if applicable, the Issuer’s pre-Merger option and stock appreciation rights holders.
     Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the officers and directors of Merger Sub at the effective time of the Merger will become the officers and directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law. Also, at the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the surviving corporation as then in effect will be amended and restated as provided in the Merger Agreement until amended in accordance with applicable law.
     Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Global Market and will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

CUSIP NO. 25388X 20 5	13D	Page 9 of 11 pages
     Consummation of the Merger, which is currently anticipated to occur in the third quarter of the Issuer’s fiscal year 2010, is subject to certain customary closing conditions, including, among others, (i) the approval and adoption of the Merger and the Merger Agreement by holders of a majority of the Issuer Common Stock not owned by Dimensional, its affiliates or Merger Sub at a meeting of the Issuer’s stockholders to be called to vote on the matter and (ii) the approval of an amendment to the Issuer’s certificate of incorporation by holders of a majority of the Issuer’s voting securities. There can be no assurance that the Merger will be approved or consummated.
     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Amendment. The current plans and proposals of the Reporting Persons assume that the transactions described in this Item 4 are completed; therefore, if these transactions are not completed for any reason, the Reporting Persons may change their plans or proposals in the future in that event, which may include future transactions in the Issuer’s securities. In determining from time to time whether to sell the Issuer Common Stock or additional Issuer securities reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     References to and descriptions of the Merger Agreement, the DMGI Merger Agreement and the Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement. The definitive Merger Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
     The information contained on each of the cover pages of this Amendment No. 3 and the information set forth or incorporated by reference in Items 2, 4 and 6 of this Amendment No. 3 is hereby incorporated by reference herein.
(a) and (b)
     The following disclosure assumes that there are 7,884,352 shares of Issuer Common Stock issued and outstanding, which represents the sum of (i) 6,394,625 shares of Issuer Common Stock that the Issuer represented to be outstanding as of November 13, 2009 and (ii) 1,489,727 shares of Issuer Common Stock resulting from the assumed conversion of 446,918 shares of Series A Preferred Stock owned by Dimensional.
     On a post-reverse stock split basis, Dimensional directly owns 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock may be converted into 1,489,727 shares of Issuer Common Stock), for aggregate beneficial ownership of 4,199,003 shares of Issuer Common Stock, which represents approximately 53.3% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2 above, JDS has a majority membership interest in, and is the manager of Dimensional, JDSCM is the general partner of JDS, Joseph D. Samberg has a minority membership interest in Dimensional and is the managing member of JDSCM and Daniel C. Stein is an executive officer and director of Dimensional. Therefore, each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein may be deemed to be the beneficial owner of the Issuer Common Stock (including shares arising upon conversion of the Series A Preferred Stock) held by Dimensional.
     JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein disclaim beneficial ownership of the shares of Issuer Common Stock directly beneficially owned by Dimensional (except for the indirect pecuniary interest of each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein arising therein).
     References to and descriptions of the DMGI Merger Agreement set forth above in this Item 5 do not purport to be complete and are qualified in their entirety by reference to the full text of the DMGI Merger Agreement.
(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 above, has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

CUSIP NO. 25388X 20 5	13D	Page 10 of 11 pages
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.
     References to and descriptions of the Merger Agreement, the DMGI Merger Agreement and the Registration Rights Agreement incorporated in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement.
     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 above and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be filed as Exhibits.

Number	Description
99.1	Joint Filing Agreement, dated as of November 21, 2007, by and among Dimensional Associates, LLC, JDS Capital, L.P., JDS Capital Management, LLC, Joseph D. Samberg and Daniel C. Stein.*

99.2	Agreement and Plan of Merger, dated as of July 10, 2007, by and among Digital Music Group, Inc., The Orchard Enterprises Inc. and DMGI New York, Inc., as amended by the Amended and Restated Agreement and Plan of Merger, dated September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated October 5, 2007.*

99.3	Amendment No. 1 to the Second Amended and Restated Agreement and Plan of Merger, dated November 7, 2007.*

99.4	Registration Rights Agreement, dated November 13, 2007, by and among Digital Music Group, Inc. and certain stockholders of The Orchard Enterprises Inc.*

99.5	Agreement and Plan of Merger, dated as of March 15, 2010, by and among The Orchard Enterprises, Inc., Dimensional Associates, LLC and Orchard Merger Sub, Inc.

*	Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 21, 2007.

CUSIP NO. 25388X 20 5	13D	Page 11 of 11 pages
SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2010

DIMENSIONAL ASSOCIATES, LLC
By:	JDS Capital, L.P.
its Manager

By:	JDS Capital Management, LLC
its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL, L.P.
By:	JDS Capital Management, LLC
its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL MANAGEMENT, LLC
By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JOSEPH D. SAMBERG
/s/ JOSEPH D. SAMBERG

DANIEL C. STEIN
/s/ DANIEL C. STEIN